Mail Stop 4561

February 5, 2009

R. Neil Williams
Sr. Vice President and Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

>   **Re: Intuit Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2008**
>   **Filed September 12, 2008**
>   **Definitive Proxy Statement**
>   **Filed October 31, 2008**
>   **Form 10-Q for the Quarterly Period Ended October 31, 2008**
>   **Filed December 4, 2008**
>   **File No. 000-21180**

Dear Mr. Williams:

       We have reviewed your response letter dated January 16, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 19, 2008.

Definitive Proxy Statement Filed October 31, 2008

Compensation Discussion and Analysis, page 17

Long-Term Equity Incentives, page 23

1.   We note your response to comment 5 of our letter dated December 19, 2008, which asked you to provide us with an enhanced analytical discussion of: (i) how your compensation committee determined the mix of long-term equity incentive compensation granted (restricted stock units versus options), (ii) the factors you

used to determine whether to grant long-term equity incentive compensation to your named executive officers in fiscal 2008, and (iii) the correlation between each factor and the number of stock options and performance-based restricted stock units actually awarded to each named executive officer. Your response indicates that the sole factor used in determining whether to grant long-term equity incentive compensation was the performance rating of the individual recipient. It is unclear from your response what was considered in conducting performance evaluations and ratings for your named executive officers, and how such evaluations and ratings impacted the number of stock options and performance-based restricted stock units received by your named executive officers. Please provide a detailed explanation in your response.

2. We note your response to comment 6 of our letter dated December 19, 2008, which highlighted the disclosure in your definitive proxy statement that the award of equity incentives was based on individual and company performance for fiscal 2008, and asked you to clarify whether you used predetermined minimum annual corporate or individual goals in determining equity incentive awards. Your response does not address the disclosure on page 23 of your definitive proxy statement that the Compensation Committee based the number of stock options and performance-based restricted stock units to be awarded to each Named Executive Officer, in part, on Company performance for fiscal 2008. In addition, such disclosure is inconsistent with your response to comments 5 and 6, which state that the "sole factor used by the Committee to determine whether to grant long-term equity compensation to [y]our named executive officers was the performance rating of the individual recipient." Please explain.

Form 10-Q for the Quarterly Period Ended October 31, 2008

Note 8. Fair Value Measurements, page 20

3. We note in your response to prior comment 3 that in determining the estimated fair value of your auction rate securities, you used a discount rate based on a like-kind security in an actively traded market incrementally adjusted for an illiquidity discount factor due to the lack of activity in the market for your auction rate securities. We also note in your disclosure that based on your discounted cash flow model and inputs from third parties, you determined that the fair values of the municipal auction rate securities were substantially equal to their par values. Tell us how you determined that the fair value of the municipal auction rate securities were substantially equal to their par values given the fact that you used an illiquidity discount factor of 125 bps in your discounted cash flow model. Additionally, tell us why you believe that the fair value of these securities are substantially equal to their par values when you disclose that regularly scheduled auctions for these securities have continued to fail since February 2008.

R. Neil Williams
Intuit, Inc.
February 5, 2009
Page 3

4.   We also reissue part of our prior comment 3 to tell us how you considered
        quantifying the estimates used (e.g. interest rates, timing of principal repayments,
        expected holding period, etc.) in the discounted cash flow model for your auction
        rate securities in your disclosure.

5.   We note in your disclosure that of the total auction rate securities held at October
        31, 2008, 85% were rated AAA/Aaa by the major credit rating agencies. Tell us
        how you determined the fair values of the remaining 15% of auction rate
        securities that were not rated AAA/Aaa by the major credit rating agencies were
        substantially equal to their par value and provide us with the ratings for the
        remaining securities. Additionally, tell us why you feel that an illiquidity
        discount of 150 bps is reasonable for these securities. In this regard, tell us
        whether the secondary market activity for these auction rates securities are as
        liquid as your auction rate securities that are guaranteed by the U.S. Department
        of Education given the minimal increase in the illiquidity discount related to these
        securities.

6.   We note in your disclosure that on November 4, 2008, you entered into an
        agreement with one of the broker-dealers for your municipal auction rate
        securities that gives you the option to sell certain of your municipal auction rate
        securities to the broker-dealer at the par value of the underlying securities at any
        time during a two-year period beginning June 30, 2010. Tell us what impact, if
        any, this agreement had or will have on the valuation of your auction rate
        securities. Additionally, tell us how you plan to account for this agreement.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you
have any questions regarding comments on the financial statements and related matters.
Please address questions regarding all other comments to Evan Jacobson, Staff Attorney,

at (202) 551-3428 or Jay Ingram, Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief